                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212 838 1177
                                FAX 212 838 9190

                                                       WRITER'S DIRECT LINE
                                                          (212) 838-8040

                                October 31, 2005

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
ATTENTION:  MR. JAY MUMFORD

                          Re: Milestone Scientific Inc.
              Amendment No. 1 to Registration Statement on Form S-3
                            Filed September 29, 2005
                               File No. 333-127728

Dear Sirs and Mesdames

         This letter responds to the Staff's comment letter dated October 12 regarding the above-referenced Registration Statement filed by Milestone
Scientific Inc. ("Company" or "Milestone"). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or Virginia Tillyard of Morse,
Zelnick, Rose & Lander at 212-838-3089.

General
-------

1.       We note your response to our comment 1 from our letter dated September
         9, 2005. We understand that you will be removing the 30,675 warrants from this registration statement.

         YOUR UNDERSTANDING IS CORRECT AND WE HAVE REMOVED THE WARRANTS FROM THE
         SECURITIES COVERED BY THIS REGISTRATION STATEMENT.

2.       We note your response to our comment 1 regarding the shares underlying the 202,088 warrants being previously registered.

         o    Please explain you reasons for not registering the warrants at the same time you registered the shares underlying those warrants.

              MILESTONE DID NOT INITIALLY SEEK TO REGISTER THE WARRANTS SINCE IT
              WISHED THE INVESTORS TO BE LIMITED TO REALIZING A PROFIT ON THE
              WARRANTS THROUGH THEIR EXERCISE OF THE WARRANTS (PROVIDING MONEY
              TO MILESTONE) AND SALE OF THE UNDERLYING SHARES.

         o    Please describe any consideration received by the company for registering the warrants at this time.

              NO ADDITIONAL CONSIDERATION HAS BEEN RECEIVED BY THE COMPANY FOR
              REGISTERING THE WARRANTS AT THIS TIME. HOWEVER, MILESTONE LEARNED
              THAT ONE OF THE LARGE INVESTORS IN THE MARCH PRIVATE PLACEMENT DID
              NOT UNDERSTAND THAT MILESTONE WAS COMMITTING ONLY TO REGISTERING
              THE UNDERLYING SHARES AND NOT THE WARRANTS THEMSELVES AND THAT
              THOSE WARRANTS WERE NOT IN THE FORM OF THE MILESTONE'S PUBLICLY
              TRADED WARRANTS EVEN THOUGH THE ECONOMIC TERMS THEREOF WERE
              IDENTICAL. RATHER THAN HAVE A CONTROVERSY WITH THIS INVESTOR AND
              THEREBY CREATE ILL-WILL WITH A RECENT MAJOR INVESTOR IN ITS
              SECURITIES AND A POTENTIAL INVESTOR IN ADDITIONAL OFFERINGS
              MILESTONE AGREED TO ISSUE THE PUBLICLY TRADED WARRANTS IN
              REPLACEMENT FOR THE NON-PUBLIC WARRANTS PREVIOUSLY ISSUED. AS A
              MATTER OF FAIRNESS IT DECIDED TO TREAT ALL THE OTHER INVESTORS IN
              THE MARCH PLACEMENT IN A SIMILAR MANNER.

         o    Please confirm to us whether (i) any sales of the warrants from original purchasers or (ii) any exercises of the warrants into common stock have occurred.

              NONE OF THE WARRANTS HAVE BEEN SOLD BY THE ORIGINAL PURCHASERS NOR
              HAVE ANY WARRANTS BEEN EXERCISED FOR COMMON STOCK.

         o    Please provide us a detailed analysis as to whether any of the holders of the warrants or underlying common stock have offered their shares in violation of section 5 of the Securities Act.

              NONE OF THE HOLDERS OF THE WARRANTS OR UNDERLYING COMMON STOCK
              HAVE OFFERED THEIR SHARES IN VIOLATION OF [SS].5 OF THE SECURITIES
              ACT.

         o    We understand that you will be replacing the warrant certificates.
              Please provide us your analysis of whether the transaction is subject to the rules governing exchange offers.

              THE ISSUANCE OF THE REPLACEMENT WARRANTS IS NOT AN EXCHANGE OF
              SECURITIES BUT A CORRECTION OF A MUTUAL MISTAKE OR LACK OF
              UNDERSTANDING. EVEN IF REGARDED AS A EXCHANGE THAT EXCHANGE WOULD
              BE EXEMPT UNDER [SS].4(2), 4(6), REGULATION D AND 3(A)(9).

         o    It appears that you intend to include warrants in one registration statement and the underlying shares in another registration statement. Please tell us whether you intend to deliver the prospectus from each registration statement in connection with the transactions involving those securities. If so, please tell us why you elected to use two prospectuses and how you will ensure that investors will not be confused by your approach.

              THE DELIVERY REQUIREMENTS FOR THE PROSPECTUS WILL BE SATISFIED
              THROUGH THE DELIVERY OF A PROSPECTUS TO THE AMERICAN STOCK
              EXCHANGE FOR ALL TRANSACTIONS WHICH ARE LIKELY TO OCCUR. FURTHER,
              WE WILL ADVISE THE INSTITUTIONS INVOLVED THAT IF THE WARRANTS ARE
              SOLD IN AN OFF-MARKET TRANSACTION THEN THEY WILL BE REQUIRED TO
              DELIVER BOTH PROSPECTUSES. SINCE EACH PROSPECTUS IS LARGELY AN
              INCORPORATION BY REFERENCE DOCUMENT AND THE DOCUMENTS INCORPORATED
              BY REFERENCE ARE THE SAME, WE DO NOT BELIEVE THAT THERE IS ANY
              LIKELIHOOD THAT INVESTORS WILL BE CONFUSED.

Signatures
----------

3.       Please file the dated power of attorney that authorized the attorney in fact to sign this registration statement.

         THE POWER OF ATTORNEY THAT AUTHORIZED THE ATTORNEY IN FACT TO SIGN THIS
         REGISTRATION STATEMENT WAS INCLUDED ON THE SIGNATURE PAGE OF THE FIRST
         FILING OF THIS REGISTRATION STATEMENT. IN ACCORDANCE WITH YOUR COMMENT
         WE HAVE REFILED THIS SEPARATE DATED SIGNATURE PAGE AS AN EXHIBIT TO
         AMENDMENT NO. 2

                                Very truly yours,

                               /s/ Stephen A. Zelnick

                               Stephen A. Zelnick